UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

 CENTRAL PUERTO S.A

Central Puerto S.A.

Consolidated financial statements for the six-month period ended June 30, 2024

2

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 33 BEGINNING JANUARY 1, 2024

FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2024

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

–	Of the articles of incorporation: March 13, 1992.

–	Of the last amendment to by-laws: December 29, 2022.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

	Subscribed, paid-in, issued and registered
Class of shares	Outstanding shares	Treasury shares	Total
1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,502,744,633	11,277,623	1,514,022,256

3

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the six-month period ended June 30, 2024

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
		ARS 000	ARS 000	ARS 000	ARS 000
Revenues	4	306,058,943	265,129,900	153,448,959	139,957,935
Cost of sales	Exhibit F	(180,463,781)	(184,334,593)	(94,116,478)	(107,639,543)
Gross income		125,595,162	80,795,307	59,332,481	32,318,392

Administrative and selling expenses	Exhibit H	(27,412,105)	(25,501,234)	(12,081,371)	(14,648,322)
Other operating income	5.1	61,877,222	125,742,181	26,585,432	68,110,948
Other operating expenses	5.2	(32,571,639)	(3,781,026)	(31,835,445)	(2,405,313)
Operating income		127,488,640	177,255,228	42,001,097	83,375,705

Loss on net monetary position		(5,877,878)	(86,540,017)	(18,559)	(39,432,195)
Finance income	5.3	38,932,923	101,671,220	16,815,466	70,441,414
Finance expenses	5.4	(79,848,020)	(152,501,325)	(35,955,204)	(84,851,040)
Share of the profit of associates		2,949,659	(168,660)	6,817,315	3,217,436
Result from investments in entities measured at fair value		815,469	-	815,469	-
Income before income tax		84,460,793	39,716,446	30,475,584	32,751,320

Income tax for the period	6	(44,816,962)	(22,962,598)	(23,436,193)	(16,592,676)
Net income for the period		39,643,831	16,753,848	7,039,391	16,158,644
Total comprehensive income for the period		39,643,831	16,753,848	7,039,391	16,158,644

Attributable to:
– Equity holders of the parent		34,110,687	18,163,175	6,009,775	17,478,139
– Non-controlling interests		5,533,144	(1,409,327)	1,029,616	(1,319,495)
		39,643,831	16,753,848	7,039,391	16,158,644
Basic and diluted earnings per share
(ARS)		22.70	12.07	3.99	11.61

4

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at June 30, 2024

		06-30-2024	12-31-2023
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets	Exhibit A	1,375,705,001	1,364,355,351
Intangible assets	Exhibit B	27,179,284	28,684,656
Biological assets		172,254,863	160,433,058
Investment in associates		62,486,372	61,770,017
Inventories		10,170,741	10,753,236
Other non-financial assets	8.1	246,407	547,126
Trade and other receivables	7.1	149,638,401	277,923,996
Other financial assets	7.4	51,396,347	69,645,048
Deferred tax asset	6	7,895,295	22,765,539
		1,856,972,711	1,996,878,027
Current assets
Biological assets		12,190,195	12,150,309
Inventories		21,311,975	16,071,599
Other non-financial assets	8.1	13,220,129	21,969,321
Trade and other receivables	7.1	214,427,589	289,938,027
Other financial assets	7.4	139,512,128	161,504,329
Cash and cash equivalents	6	4,876,508	24,216,267
		405,538,524	525,849,852
Total assets		2,262,511,235	2,522,727,879
Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		445,115,856	445,115,856
Legal reserve		87,483,992	74,176,873
Voluntary reserve		622,563,545	622,563,545
Other equity accounts		(33,904,191)	(40,500,960)
Voluntary reserve for future dividends distribution		371,646,886	131,810,588
Retained earnings		34,202,188	266,099,239
Equity attributable to holders of the parent		1,528,622,298	1,500,779,163
Non-controlling interests		47,679,333	39,102,512
Total equity		1,576,301,631	1,539,881,675
Non-current liabilities
Trade and other payables		1,789,281	-
Other non-financial liabilities	8.2	28,464,581	50,476,983
Loans and borrowings	7.3	306,444,248	514,822,063
Compensation and employee benefits liabilities	8.3	8,814,834	5,949,200
Provisions		1,138,626	3,476,813
Deferred income tax liabilities	6	149,312,650	142,316,079
		495,964,220	717,041,138
Current liabilities
Trade and other payables	7.2	68,040,312	89,533,044
Other non-financial liabilities	8.2	33,714,898	46,054,048
Loans and borrowings	7.3	46,555,882	87,748,159
Compensation and employee benefits liabilities	8.3	20,674,035	28,272,519
Income tax payable		18,848,919	11,277,505
Provisions	Exhibit E	2,411,338	2,919,791
		190,245,384	265,805,066
Total liabilities		686,209,604	982,846,204
Total equity and liabilities		2,262,511,235	2,522,727,879

5

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Attributable to holders of the parent
	Capital stock		Retained earnings			Voluntary reserve for	Unappropriated
	Face value(1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	future dividends distribution	retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of January 1, 2024	1,514,022	445,115,856	74,176,873	622,563,545	(40,500,960)	131,810,588	266,099,239	1,500,779,163	39,102,512	1,539,881,675
Net income for the period	-	-	-	-	-	-	34,110,687	34,110,687	5,533,144	39,643,831
Total comprehensive income for the period	-	-	-	-	-	-	34,110,687	34,110,687	5,533,144	39,643,831
Increase in legal reserve	-	-	13,307,119	-	-	-	(13,307,119)	-	-	-
Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	252,792,121	(252,792,121)	-	-	-
Equity transaction (Note 10)	-	-	-	-	6,596,769	-	-	6,596,769	3,043,677	9,640,446
Dividends in cash	-	-	-	-	-	(12,955,823)	91,502	(12,864,321)	-	(12,864,321)
As of June 30, 2024	1,514,022	445,115,856	87,483,992	622,563,545	(33,904,191)	371,646,886	34,202,188	1,528,622,298	47,679,333	1,576,301,631

(1)	11,277,623 common shares are held by subsidiaries.

6

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six-month period ended June 30, 2023

Attributable to holders of the parent
	Capital stock		Retained earnings			Voluntary reserve for	Unappropriated
	Face value(1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	future dividends distribution	retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2023	1,514,022	445,115,853	68,847,192	873,333,621	(32,522,952)	-	105,738,977	1,462,026,713	1,108,500	1,463,135,213
Net income (loss) for the period	-	-	-	-	-	-	18,163,175	18,163,175	(1,409,327)	16,753,848
Total comprehensive income (loss) for the period	1,514,022	445,115,853	68,847,192	873,333,621	(32,522,952)	-	123,902,152	1,480,189,888	(300,827)	1,479,889,061
Increase in legal reserve	-	-	5,329,683	-	-	-	(5,329,683)	-	-	-
Increase in voluntary reserve for future dividends distribution	-	-	-	-	-	100,409,294	(100,409,294)	-	-	-
Business combination (2)	-	-	-	-	-	-	-	-	14,704,767	14,704,767
Dividends in cash distributed by a subsidiary (3)	-	-	-	-	-	-	-	-	(341,466)	(341,466)
Dividends in cash collected by a subsidiary (4)	-	-	-	-	-	-	142,812	142,812	-	142,812
As of June 30, 2023	1,514,022	445,115,853	74,176,875	873,333,621	(32,522,952)	100,409,294	18,305,987	1,480,332,700	14,062,474	1,494,395,174

(1)	8,977,630 common shares are held by subsidiaries.
(2)

Corresponds to the incorporation of the non-controlling interest resulting from the business combination with Central Costanera S.A. as described in Note 2.3.20 to the consolidated financial statements for the year ended December 31, 2023, already issued.

(3)	Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on May 24, 2023.
(4)	Dividend collection by the subsidiary Proener S.A.U. in relation to the dividends distribution decided by the Company’s Shareholders Meeting of the Company.

7

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2024

	06-30-2024	06-30-2023
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	84,460,793	39,716,446
Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	47,954,253	53,051,625
Amortization of intangible assets	1,505,372	5,422,391
Income from sale of property, plant and equipment and inventories	(36,356)	(415,080)
Recovery (Charge) discount of tax credits	(228,761)	40,333
Interest earned from customers	(17,011,304)	(26,939,318)
Finance income	(38,932,923)	(101,671,220)
Finance expenses	79,848,020	152,501,325
Insurance recovery	(366,461)	-
Share of the profit of associates	(2,949,659)	168,660
Result from investments in entities measured at fair value	(815,469)	-
Movements in provisions and long-term employee benefit plan expense	7,163,164	2,360,358
Biological assets revaluation	(15,432,381)	(32,528,492)
Foreign exchange difference for trade receivables	(28,427,778)	(88,582,679)
Net effect CAMMESA agreement (Note 1.2.c)	(9,297,599)	-
Loss on net monetary position	(37,610,674)	91,191,631
Working capital adjustments:
Decrease in trade and other receivables	25,731,850	47,552,462
Decrease (Increase) in other non-financial assets, inventories and biological assets	5,109,616	(2,663,548)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee
benefits	(50,035,604)	(30,834,896)
Interest received from customers	18,635,475	22,073,951
Income tax paid	(10,385,777)	(32,020,655)
Tax interest paid	(339,405)	(675,656)
Insurance recovery collected	366,461	212,132
Net cash flows provided by operating activities	58,904,853	97,959,770
Investing activities
Purchase of property, plant and equipment and inventories	(43,551,157)	(11,553,515)
Dividends collected	6,722,823	2,110,185
Sale of property, plant and equipment	36,356	-
Sales of other financial assets, net	25,630,267	24,357,562
Acquisition of subsidiaries and associates, net of cash acquired	-	(60,144,012)
Net cash flows used in investing activities	(11,161,711)	(45,229,780)
Financing activities
Bank and investment accounts overdrafts received, net	4,303,708	(9,013,990)
Loans and other financial debts received	53,360,080	-
Loans and other financial debts paid	(82,850,922)	(45,046,044)
Interest and other financial costs paid	(22,792,841)	(21,899,354)
Dividends paid	(12,278,726)	(4,093,180)
Net cash flows used in financing activities	(60,258,701)	(80,052,568)
Decrease in cash and cash equivalents	(12,515,559)	(27,322,578)
Exchange difference and other financial results	294,940	9,874,613
RECPAM generated by cash and cash equivalents	(7,119,140)	(17,605,570)
Cash and cash equivalents as of January 1	24,216,267	51,749,023
Cash and cash equivalents as of June 30	4,876,508	16,695,488

8

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the six-month period ended June 30, 2024

1. Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–

Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,747 MW.

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–

The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–

The thermal station Costanera located in the City of Buenos Aires operates a thermal generation plant which is made by six turbo-steam units with an installed power capacity of 661 MW and two combined cycle plants with an installed power capacity of 1,128 MW.

–

Generation plants using renewable energy sources with a total installed capacity of 473.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW and (viii) solar farm Guañizuil II A 100 MW.

9

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group. On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Also, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 89,431 hectares in Corrientes province, from which 27,300 are planted with pine tree (over a total 36,900 hectares plantable area).

Finally, the Group has begun to participate in the mining sector through an interest in the Diablillos silver and gold mining project located in northwestern Argentina (see Note 11.1).

The issuance of Group’s consolidated financial statements of the six-month period ended June 30, 2024 was approved by the Company’s Board of Directors on August 8, 2024.

1.1. Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by National Government led to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

1.2. Amendments to WEM regulations

a) Secretariat of Energy Resolution No. 574/2023, 2/2024, 33/2024 and 78/2024

On July 11, 2023, Resolution No. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ends during 2023.

On January 17, 2024, through Resolution No. 2/2024, published in the Official Gazette, the transition period of the concession agreement was extended for 60 days as from February 28, 2024. Then, through Resolution No. 33/2024, published in the Official Gazette on March 18, 2024, the termination term of the concession agreement was extended again for 60 days as from April 28, 2024, so that such term expires on June 27, 2024.

Finally, on May 17, 2024, through Resolution No. 78/2024, the transition period of the concession contract was extended until the end of the term established in the contract, that is, December 28, 2024.

10

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

b) Secretariat of Energy Resolution No. 9/2024, 99/2024 and 193/2024

On February 8, 2024, Resolution No. 9/2024 (“Resolution 9”) of the Secretariat of Energy was published in the Official Gazette. This Resolution updated the power and energy remuneration values of the generation not committed under contracts. In addition, Exhibits I to IV of Resolution 869 were replaced and a 74% increase as from February 1, 2024 was established.

On June 14, 2024, Resolution No. 99/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. Such resolution replaces Exhibits I to V of Resolution No. 9/2024 and establishes a 25% increase as from June 1, 2024.

After the closing of the period, on August 2, 2024, Resolution No. 193/2024 issued by the Secretariat of Energy was published in the Official Gazette, through which the power and energy remuneration values of the generation not committed under contracts were updated. Such resolution replaces Exhibits I to V of Resolution No. 99/2024 and establishes a 3% increase as from August 1, 2024.

c) Secretariat of Energy Resolution No. 58/2024 and 66/2024

On May 8, 2024, Secretariat of Energy Resolution No. 58/2024 as amended by Resolution No. 66/2024 was published in the Official Gazette (the “Resolution”) whereby an exceptional, temporary, and unique payment regime was established for MEM transactions for December 2023, and January and February 2024. Such Resolution (i) orders CAMMESA to prepare and determine the amounts of the credit for the economic transactions with each of MEM Creditor Agents in a term of 5 (five) working days as from the entering into force of the Resolution; (ii) establishes that the lack of agreement regarding such amounts authorizes the Creditor Agents to resort to the corresponding judicial, administrative and/or out-of-court means; (iii) and establishes that once the amounts are determined and the corresponding agreements entered into, CAMMESA shall pay the transactions as follows: a) the settlement for the transactions for December 2023 and January 2024 shall be paid 10 (ten) working days counted as from the date of individual agreements through the delivery of bond AE38 USD; the calculation of nominal amounts to be delivered per each bond shall be at the reference exchange rate (Communication “A” 3500) at the quote in force at closing on the date of the formal acceptance by Creditor Agents; b) settlement for February 2024 shall be paid with available funds in bank accounts authorized in CAMMESA for collection and with the available funds for the transferences made by the Argentine State to the Unified Fund destined at the Stabilization Fund. The Group´s MEM economic transactions for December 2023 and January and February 2024 amount to 30,681,066, 30,930,604 and 40,511,360 (VAT included), respectively.

On May 23, 2024, the Group entered into agreements with CAMMESA within the framework established by the Resolution. As a result of such agreements, the Group recorded a 20,459,785 loss under the line “Agreements with CAMMESA -SE Resolutions No. 58/2024 and 66/2024” within the item “Other operating expenses” of the consolidated income statement for the six-month period ended June 30, 2024. As of the issuance date of these financial statements, the AE38 USD bond swap was made for MEM economic transactions of December 2023 and January 2024, and the total MEM economic transaction of February 2024 has been collected.

2. Basis of preparation of the consolidated financial statements

2.1. Applied Professional Accounting Standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

11

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

2.2. Basis of presentation and consolidation

These condensed consolidated financial statements for the six-month period ended June 30, 2024 were prepared applying the financial information framework prescribed by CNV as mentioned in Note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2023.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2023 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2023.

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1. Measuring unit

The financial statements as at June 30, 2024, including the figures for the previous period (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The effects caused by the application of IAS 29 are detailed in note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2023.

Regard being had to the mentioned index, the inflation was of 79.77% and 50.68% in the six-month periods ended June 30, 2024 and 2023, respectively.

2.3. Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2024, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) What is meant by a right to defer settlement, (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

12

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

These amendments have not had a significant impact on the Group's condensed financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The transition rules clarify that an entity is not required to present information in any interim period in the year of initial application of the amendments. Therefore, these amendments have had no significant impact on the Group's condensed financial statements.

Amendments to IFRS 16: Lease liability in subsequent sale and leaseback

In September 2022, IASB issued amendments to IFRS 16 to clarify the requirements a seller-lessee uses to measure liabilities in a leaseback from a subsequent sale and leaseback transaction to guarantee the seller- lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

These amendments have not had a significant impact on the Group's condensed financial statements.

13

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

3. Operating segments

The following provides summarized information of the operating segments for the six-month periods ended June 30, 2024 and 2023:

	Electric Power Generation from	Electric Power Generation	Natural Gas Transport and
	conventional	from renewable	Distribution	Forest	Others	Adjustments and
	sources	sources	(1)(2)	activity	(1)(3)	Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of June 30, 2024
Revenues	237,170,147	52,328,850	160,133,197	9,032,299	5,265,466	(157,871,016)	306,058,943
Cost of sales	(146,485,470)	(20,499,738)	(112,815,654)	(8,012,815)	(4,396,732)	111,746,628	(180,463,781)
Administrative and selling expenses	(24,008,273)	(2,251,378)	(29,554,005)	(1,152,454)	-	29,554,005	(27,412,105)
Other operating income	46,206,157	1,231,185	2,950,603	14,367,394	72,486	(2,950,603)	61,877,222
Other operating expenses	(24,137,896)	(7,462,809)	(700,304)	(963,227)	(7,707)	700,304	(32,571,639)
Operating income	88,744,665	23,346,110	20,013,837	13,271,197	933,513	(18,820,682)	127,488,640
Other (expenses) income	(137,499,179)	47,355,510	(16,574,122)	(658,596)	425,402	19,106,176	(87,844,809)
Net (loss) income for the segment	(48,754,514)	70,701,620	3,439,715	12,612,601	1,358,915	285,494	39,643,831
Share in the net (loss) income for the segment	(48,754,514)	70,701,620	3,683,260	12,612,601	1,400,864	-	39,643,831

	Electric Power Generation from	Electric Power Generation	Natural Gas Transport and
	conventional	from renewable	Distribution	Forest	Others	Adjustments and
	sources	sources	(1)(2)	activity	(1)	Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of June 30, 2023
Revenues	209,884,529	44,294,317	123,820,120	4,029,712	5,065,930	(121,964,708)	265,129,900
Cost of sales	(158,177,763)	(16,761,700)	(112,367,821)	(4,321,903)	(4,212,586)	111,507,180	(184,334,593)
Administrative and selling expenses	(22,458,502)	(1,792,761)	(25,865,344)	(1,249,971)	-	25,865,344	(25,501,234)
Other operating income	110,698,126	4,245,856	3,204,730	10,685,284	112,915	(3,204,730)	125,742,181
Other operating expenses	(970,907)	(57,710)	(1,620,798)	(2,752,275)	(134)	1,620,798	(3,781,026)
Operating income	138,975,483	29,928,002	(12,829,113)	6,390,847	966,125	13,823,884	177,255,228
Other (expenses) income	(151,081,715)	(5,901,943)	4,344,858	(2,808,524)	(192,371)	(4,861,685)	(160,501,380)
Net income (loss) for the segment	(12,106,232)	24,026,059	(8,484,255)	3,582,323	773,754	8,962,199	16,753,848
Share in the net (loss) income for the segment	(12,106,232)	24,026,059	401,780	3,582,323	849,918	-	16,753,848

(1)	Includes information from associates.
(2)	Includes income (expenses) related to resale of gas transport and distribution capacity.
(3)	Includes result from investments in entities measured at fair value.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

4. Revenues

	6 months		3 months
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Spot market revenues	148,265,656	129,241,514	74,256,884	67,941,347
Sales under contracts	125,787,350	112,091,908	59,938,284	58,259,342
Steam sales	15,445,992	12,845,424	9,133,264	6,742,837
Forest activity revenues	9,032,298	4,029,712	4,730,515	2,791,867
Resale of gas transport and distribution capacity	2,262,181	1,855,412	1,813,737	1,080,813
Revenues from CVO thermal plant management	5,265,466	5,065,930	3,576,275	3,141,729
Total revenues	306,058,943	265,129,900	153,448,959	139,957,935

5. Other income and expenses

5.1. Other operating income

	6 months				3 months
	01-01-2024 to 06-30-2024		01-01-2023 to 06-30-2023		04-01-2024 to 06-30-2024		04-01-2023 to 06-30-2023
	ARS 000		ARS 000		ARS 000		ARS 000
Interest earned from customers	17,350,709	(1)	26,939,318	(1)	4,879,381	(3)	15,544,751	(3)
Foreign exchange difference, net	28,427,778	(2)	88,582,679	(2)	15,254,318	(4)	48,204,006	(4)
Income (loss) for growth and revaluation of biological assets	15,432,381		9,746,733		6,827,291		4,219,878
Recovery related to discount of tax credits	228,761		-		4,753		-
Income from sale of property, plant and equipment	36,356		-		24,444		-
Others	401,237		473,451		(404,755)		142,313
Total other operating income	61,877,222		125,742,181		26,585,432		68,110,948

(1)	Includes 10,411,991 and 9,645,138 related to CVO receivables for the six-month periods ended June 30, 2024 and 2023, respectively.
(2)	Includes 24,186,897 and 83,120,001 related to CVO receivables for the six-month periods ended June 30, 2024 and 2023, respectively.
(3)	Includes 4,593,194 and 4,185,769 related to CVO receivables for the three-month periods ended June 30, 2024 and 2023, respectively.
(4)	Includes 11,368,584 and 46,249,960 related to CVO receivables for the three-month periods ended June 30, 2024 and 2023, respectively.

5.2. Other operating expenses

	6 months		3 months
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Agreement with CAMMESA -
Resolutions SE N° 58/2024 and 66/2024 (Note 1.2.c)	(20,459,785)	-	(20,459,785)	-
Wind farm accident expenses	(8,135,651)	-	(8,135,651)	-
Forestry expenses	(457,665)	(2,554,826)	(201,665)	(1,263,570)
Net charge related to the provision for lawsuits and claims (Exhibit E)	(801,826)	(9,905)	(483,873)	27,211
Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)	(26,583)	31,751	(21,173)	36,239
Trade and tax interests	(339,405)	(1,144,453)	(182,574)	(1,144,453)
Charge related to discount of tax credits	-	(40,333)	-	(31,807)
Others	(2,350,724)	(63,260)	(2,350,724)	(28,933)
Total other operating expenses	(32,571,639)	(3,781,026)	(31,835,445)	(2,405,313)

15

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

5.3. Finance income

	6 months		3 months
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Interest earned	1,697,054	3,697,122	(3,617)	1,934,481
Net income on financial assets at fair value through profit or loss (1)	35,390,274	95,777,369	16,470,238	66,310,205
Interest rate swap result	1,845,595	2,196,729	348,845	2,196,728
Total finance income	38,932,923	101,671,220	16,815,466	70,441,414

(1)	Net of 285.215 corresponding to turnover tax for the six-month periods ended June 30, 2024 and 301.002 for the six-month period ended June 30, 2023.

5.4. Finance expenses

	6 months		3 months
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Interest on loans	(28,306,540)	(22,835,888)	(13,373,438)	(12,447,895)
Foreign exchange differences	(49,548,665)	(126,691,000)	(21,604,467)	(71,358,160)
Bank commissions for loans and others	(1,948,546)	(2,167,337)	(986,135)	(817,499)
Others	(44,269)	(807,100)	8,836	(227,486)
Total finance expenses	(79,848,020)	(152,501,325)	(35,955,204)	(84,851,040)

6. Income tax

The major components of income tax during the six-month periods ended June 30, 2024 and 2023, are the following:

Consolidated statements of income and comprehensive income

	6 months		3 months
	01-01-2024 to	01-01-2023 to	04-01-2024 to	04-01-2023 to
	06-30-2024	06-30-2023	06-30-2024	06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Consolidated statement of income
Current income tax
Income tax charge for the period	(27,031,998)	(32,080,843)	(17,365,872)	(15,583,207)
Variation between provision and tax return	4,081,851	(972,219)	4,081,851	(972,219)
Deferred income tax
Related to the net variation in temporary differences	(21,866,815)	10,090,464	(10,152,172)	(37,250)
Income tax	(44,816,962)	(22,962,598)	(23,436,193)	(16,592,676)

16

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the six-month periods ended June 30, 2024 and 2023, is as follows:

	6 months		3 months
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Income before income tax	84,460,793	39,716,446	30,475,584	32,751,320
At statutory income tax rate 35%	(29,561,278)	(13,900,756)	(10,666,455)	(11,462,962)
Share of the profit of associates	696,295	1,111,531	(726,608)	607,299
Effect related to the discount of income tax payable	7,211,293	(3,783,216)	1,362,325	(1,411,950)
Variation between provision and tax return	4,081,851	(972,219)	4,081,851	(972,219)
Loss on net monetary position	(35,370,493)	(7,296,080)	(21,733,398)	(10,354,039)
Losses used	1,998,900	(4,644,471)	(478,690)	1,667,801
Result from investments in entities measured at fair value	285,414	-	285,414	-
Others	5,841,056	6,522,613	4,439,368	5,333,394
Income tax for the period	(44,816,962)	(22,962,598)	(23,436,193)	(16,592,676)

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	06-30-2024	12-31-2023	06-30-2024	06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	20,452	433,781	(413,329)	(9,314)
Other financial assets	(1,119)	(80,925)	79,806	(1,197,596)
Provisions and others	(7,260,617)	(11,186,167)	3,925,550	61,135
Employee benefit liability	3,425,477	2,462,109	963,368	428,548
Investments in associates	(21,230,341)	(21,056,367)	(173,974)	723,751
Property, plant and equipment - Material & spare parts - Intangible assets	(104,803,216)	(105,311,564)	508,348	903,627
Deferred tax income	(19,628,563)	(35,516,012)	15,887,449	3,995,702
Tax loss carry-forward	8,531,827	53,038,724	(44,506,897)	241,576
Tax inflation adjustment - Asset	147,002	104,834	42,168	(406,795)
Tax inflation adjustment - Liability	(618,257)	(2,438,953)	1,820,696	5,349,830
Deferred income tax income			(21,866,815)	10,090,464
Deferred income tax liabilities, net	(141,417,355)	(119,550,540)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	06-30-2024	12-31-2023
	ARS 000	ARS 000
Deferred income tax asset	7,895,295	22,765,539
Deferred income tax liability	(149,312,650)	(142,316,079)
Deferred income tax liability, net	(141,417,355)	(119,550,540)

17

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7. Financial assets and liabilities

7.1.Trade and other receivables

	06-30-2024	12-31-2023
Non-current:	ARS 000	ARS 000
Trade receivables - CAMMESA	148,098,115	277,889,640
Receivables from shareholders (Note 10)	1,540,243	34,279
Guarantee deposits	43	77
	149,638,401	277,923,996
Current:
Trade receivables - CAMMESA	178,109,211	246,952,825
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	5,459,582	4,928,840
Trade receivables - Large users	18,180,176	16,504,637
Trade receivables - Forest clients	3,196,876	3,579,409
Receivables from associates and other related parties (Note 10)	62,724	-
Other receivables	9,484,438	18,043,233
	214,493,007	290,008,944
Allowance for doubtful accounts - Exhibit E	(65,418)	(70,917)
	214,427,589	289,938,027

CVO receivables: As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2023, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate. Due to the fact that as from June 30, 2023, the calculation and publication of the LIBO rate were suspended, as at the issuance date of these financial statements, the Company and the enforcement authorities are still in the process of defining the new applicable interest rate, in accordance with the recommendations of the local and international regulatory entities, the market good practices and the characteristics and particulars of such credit.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the six-month periods ended June 30, 2024 and 2023, collections of CVO receivables belonging to CPSA amounted to 22,923,792 and 34,620,215, respectively. Also, collections of CVO receivables belonging to Central Costanera S.A. amounted to 1,162,190 and 1,148,748 during the six-month period ended June 30, 2024 and during the period between the acquisition date of such company and June 30, 2023, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2023.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
			90	90-180	180-270	270-360	More than
	Total	To due	days	days	days	days	360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
06-30-24	364,065,990	342,880,481	21,004,639	78,366	15,601	74,811	12,092
12-31-23	567,862,023	540,339,537	27,333,795	129,751	32,444	18,937	7,559

18

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.2. Trade and other payables
	06-30-2024	12-31-2023
Current:	ARS 000	ARS 000
Trade and other payables	66,967,463	89,023,302
Payables to associates and other related parties (Note 10)	1,072,849	509,742
	68,040,312	89,533,044

Trade payables are non-interest bearing and are normally settled on 60-day terms, except for those with longer maturities as defined in the respective contracts.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2023.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3. Loans and borrowings

	06-30-2024		12-31-2023
	ARS 000		ARS 000
Non-current
Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6, 7.3.10, 7.3.11 and 7.3.12)	218,018,846	(1)	374,084,620	(1)
Corporate bonds - CPSA Program (Note 7.3.9)	88,425,402	(1)	140,737,443	(1)
	306,444,248		514,822,063
Current
Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6, 7.3.10, 7.3.11 and 7.3.12)	35,368,420	(1)	82,400,400	(1)
Corporate bonds - CPSA Program (Note 7.3.9)	1,094,409	(1)	2,214,129	(1)
Bank and investment accounts overdrafts	6,976,362		3,133,630
Short-term loans for import financing	3,116,691		-
	46,555,882		87,748,159

(1)	Net of debt issuance costs.

7.3. 1.

Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

19

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%, until August 15, 2023. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

As per the executed loan agreement and among other obligations undertaken, the subsidiaries CP La Castellana and CP Achiras committed to keep a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the addition of EBITDA for the last most recent four financial quarters previous to the calculation date by the amount of all scheduled overdue debt payments in those four quarters.

In addition, as guarantee of the obligations undertaken, the subsidiaries CP La Castellana and CP Achiras has a pledge in favor of IFC and IIC with a first degree recording on the financed asset.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras.

As of June 30, 2024, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as of June 30, 2024 and as of December 31, 2023, there are trade receivables with specific assignment for the amount of 949,612 and 3,737,738, respectively.

As of June 30, 2024 and as of December 31, 2023, the balance of these loans amounts to 78,230,613 and 134,617,208, respectively.

7.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain as of December 31 of each year a debt ratio of no more than 3.5:1.00. As of the date of issuance of this financial statement, the Company has complied with that requirement.

As of June 30, 2024 and as of December 31, 2023, the balance of this loan amounts to 22,898,930 and 44,100,947, respectively.

7.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On June 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC amended the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

Considering the restrictions imposed by the Argentine Central Bank (“BCRA”) described in Note 13, two amendments to the loan agreement were entered into on December 22, 2020 and June 15, 2021 whereby the amortization calendar was modified so as to comply with BCRA requirements. As part of such amendments, the applicable interest rates were increased in 200 basic points and then in 125 basic points, and limitations were established for the payment of dividends as follows: no dividends could be paid during 2021, only up to USD 25 million could be paid during 2022, and only up to USD 20 million could be paid during 2023.

On October 19, 2023, the Company paid in advance the principal for an amount of USD 49,043,078, under the terms and conditions of the loan agreement, thus after such payment, the principal owed amounts to USD 6,056,922 due on January 2024. This way, more than 80% of the loan was repaid. Therefore, as from that date, the dividend payment limitation was no longer effective.

The loan balance was totally paid at due date. As of December 31, 2023, the balance of this loan amounted to 8,840,140.

7.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% until August 15, 2023. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

As per the executed loan agreement and among other obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. committed to keep a Historical Senior Debt Service Coverage Ratio of at least 1.20:1.00 until the project’s termination date. Such ratio is calculated by dividing the addition of EBITDA for the last most recent four financial quarters previous to the calculation date by the amount of all scheduled overdue debt payments in those four quarters.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

In addition, as guarantee of the obligations undertaken, the subsidiary Vientos La Genoveva S.A.U. has a pledge in favor of IFC with a first degree recording on the financed asset Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and (ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U.

Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

As of June 30, 2024, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as of June 30, 2024 as of December 31, 2023, there are trade receivables with specific assignment for the amounts of 6,670,695 and 9,928,187, respectively.

As of June 30, 2024 and as of December 31, 2023, the balance of the loan amounts to 53,785,028 and 90,199,411, respectively.

7.3.5. Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments as from May 24, 2020.

As per the executed loan agreement, the subsidiary CPR Energy Solutions S.A.U. committed to keep: (i) a financial debt and EBITDA ratio lower than 2.25, and (ii) an EBITDA and financial debts services ratio higher than 1.10, both until the total payment of the owed amounts. As of June 30, 2024, the subsidiary obtained waivers to comply with the mentioned ratios and other contractual obligations in relation to the wind farm accident expenses included in the line of Other operating expenses of the income statement for the six-month period ended on such date. Finally, there are certain requirements such subsidiary must fulfill for dividend payments.

In addition, as guarantee of the obligations undertaken, the subsidiary CPR Energy Solutions S.A.U. has a pledge in favor of Banco de Galicia y Buenos Aires with a first degree recording on the financed asset.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

On September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

As of June 30, 2024 and as of December 31, 2023, the balance of this loan amounts to 4,120,978 and 8,094,289, respectively.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as of July 24, 2023. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Within the framework of the loan agreement, the subsidiary Vientos La Genoveva II S.A.U. committed to keep: (i) a financial debt and EBITDA ratio lower than 3.75 until the end of June 2025 and lower than 2.25 from that date onwards; and (ii) an EBITDA and financial debts services ratio higher than 1.00 until late June 2025 and higher than 1.10 from that date onwards, both until the total payment of the owed amounts. Finally, there are certain requirements such subsidiary must fulfill for dividend payments. As of June 30, 2024, the subsidiary has met such obligations.

In addition, as guarantee of the obligations undertaken, the subsidiary Vientos la Genoveva II S.A.U. has a pledge in favor of Banco de Galicia y Buenos Aires with a first degree recording on the financed asset.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

On September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

As of June 30, 2024 and as of December 31, 2023, the balance of this loan amounts to 12,583,113 and 24,042,098, respectively.

7.3.7. Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, this loan has been paid in full.

Under the subscribed trust guarantee agreement, as of June 30, 2024 and as of December 31, 2023, there are trade receivables with specific assignment for the amounts of 884,757 and 1,590,551, respectively.

As of the date of these financial statements, procedures needed for the financial trust liquidation are being made.

7.3.8. CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35,160,000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity date, Corporate Bonds Class I and Class II were fully paid.

Finally, on June 26, 2024 and considering the decisions taken at the Special General Shareholders’ Meetings of Co-Issuers dated May 13, 2024, CNV decided to cancel the authorization duly granted to Co-Issuers for the Public Offering of its corporate bonds, the advanced cancellation of the mentioned global co-issuance program and the ending of CNV corporate control over Co-Issuers.

7.3.9. CPSA Notes Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, the Company issued additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

7.3.10. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual 7.42 % fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Considering the restrictions imposed by the Argentine Central Bank described on Note 13, several amendments to the loan agreement were entered into as from September 30, 2020.

The loan considers certain financial restrictions, which as of June 30, 2024 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A. has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset. The amount of the pledge varies according to the refinancing obtained.

As of June 30, 2024 and as of December 31, 2023, the liabilities balance amounts to 39,238,024 and 61,359,402, respectively.

7.3.11. Loan from Equinor Wind Power AS

As a result of the acquisition of the solar farm Guañizuil II A, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar VIII (“CSVIII”) by its previous shareholder Equinor Wind Power AS for a capital amount of USD 62,199,879 and interest for USD 8,983,951. As a guarantee for such loan, CSVIII gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

On October 18, 2023, both parties agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such dates, CSVIII paid an amount of USD 40 million with funds obtained through the loan described on Note 7.3.12.

Moreover, as a result of the acquisition, the Group acquired the liabilities for the loan Junior Shareholder Loan Agreement granted to CSVIII for a USD 1,768,897 balance, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

As of June 30, 2024 and as of December 31, 2023, the loans balance amounts to 5,569,753 and 26,309,393, respectively.

7.3.12. Loan from Banco Santander International

On October 18, 2023, the subsidiary Cordillera Solar VIII S.A. agreed on financing with Banco Santander International for an amount of USD 40 million with a 6.5% annual rate to be paid on the 24 months after the granting of the loan.

As of June 30, 2024 and as of December 31, 2023, the balance of this loans amounts to 36,960,827 and 58,922,135, respectively.

7.3.13. Short-term loans for import financing

As of June 30, 2024, the subsidiary Vientos La Genoveva II S.A.U. agreed on several short-term loans with Banco Santander S.A. (Uruguay) for a total amount of USD 3,398,189. These loans accrue a 7% annual interest rate, maturing between November 29, 2024 and March 9, 2025.

Also, after the end of the period, the subsidiary Vientos La Genoveva II S.A.U. signed other short-term loans with Banco Santander S.A. (Uruguay) under the same conditions for a total amount of USD 1,135,648 and maturing between November 29, 2004 and January 28, 2025.

The loans described above are to finance the acquisition of trackers, panels and inverters and transformation centers to be installed in the San Carlos solar farm (see Note 11.2).

On July 1, 2024 the Company entered into several short-term loans with Banco Santander S.A. (Uruguay) for a total of USD 5,220,500 to fund the acquisition of equipment to be installed in the condenser of Unit TV10.

These loans accrue interest at an annual rate of 7% and mature between September 13, 2024 and December 12, 2024.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.4. Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds, stocks and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of debts and loans accruing interest is equivalent to their book value, except for the loan granted by Mitsubishi Corporation to the controlled company Central Costanera S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of June 30, 2024 and as of December 31, 2023:

	Measurement	Fair value measurement using:
As of June 30, 2024	date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value
Financial assets at fair value through profit or loss
Mutual funds	06.30.2024	15,141,083	15,141,083	-	-
Public debt securities (1)	06.30.2024	159,957,608	159,957,608	-	-
Stocks and corporate bonds	06.30.2024	1,483,849	1,483,849	-	-
Interest rate swap	06.30.2024	6,571,020	-	6,571,020	-
Interest in companies (Note 11.1)	06.30.2024	7,191,053	7,191,053	-	-
Total financial assets measured at fair value		190,344,613	183,773,593	6,571,020	-

(1)	Includes 59,912,840 corresponding to government securities issued by the National Government and 100,044,768 corresponding to T-BILLs.

	Measurement	Fair value measurement using:
As of December 31, 2023	date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value
Financial assets at fair value through profit or loss
Mutual funds	12.31.2023	32,365,248	32,365,248	--	--
Public debt securities (1)	12.31.2023	184,586,076	184,586,076	--	--
Stocks and corporate bonds	12.31.2023	4,571,416	4,571,416	--	--
Interest rate swap	12.31.2023	8,916,367	--	8,916,367	--
Total financial assets measured at fair value		230,439,107	221,522,740	8,916,367	--

(1)	Includes 84,605,490 corresponding to government securities issued by the National Government and 99,980,586 corresponding to T-BILLs.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

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CENTRAL PUERTO S.A.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2023.

8. Non-financial assets and liabilities

8.1. Other non-financial assets

	06-30-2024	12-31-2023
	ARS 000	ARS 000
Non-current:
Tax credits	177,237	256,985
Income tax credits	64,658	282,031
Prepayments to vendors	4,512	8,110
	246,407	547,126
Current:
Upfront payments of inventories purchases	3,822,706	8,551,886
Prepayment insurance	4,704,903	945,770
Tax credits	3,207,548	6,049,365
Dividends receivable from associated companies (Note 10)	-	5,257,529
Other	1,484,972	1,164,771
	13,220,129	21,969,321

8.2. Other non-financial liabilities

	06-30-2024	12-31-2023
	ARS 000	ARS 000
Non-current:
VAT payable	27,132,763	48,214,493
Tax on bank account transactions payable	1,331,818	2,262,490
	28,464,581	50,476,983
Current:
VAT payable	29,068,763	35,322,012
Turnover tax payable	648,560	653,359
Income tax withholdings payable	1,039,180	7,043,451
Concession fees and royalties	743,401	542,601
Tax on bank account transactions payable	1,325,508	2,001,188
Other	889,486	491,437
	33,714,898	46,054,048

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

8.3. Compensation and employee benefits liabilities

	06-30-2024	12-31-2023
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	8,814,834	5,949,200
Current:
Employee long-term benefits	1,433,277	2,576,641
Vacation and statutory bonus	8,373,662	8,561,525
Contributions payable	2,732,875	2,779,584
Bonus accrual	7,791,241	13,970,062
Other	342,980	384,707
	20,674,035	28,272,519

9. Equity reserves

On April 28, 2023, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 5,329,683 and to allocate the remaining unappropriated earnings as of December 31, 2022 to create a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy. On September 15, 2023, such reserve was increased in 250,770,077 through the partial deallocation of the voluntary reserve as decided by the Company’s Shareholders’ Meeting on such date.

On November 2, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 29.72 ARS per share.

On December 1, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 32.431222 ARS per share.

On December 15, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 11 ARS per share.

On January 2, 2024, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 5.75 ARS per share.

On April 30, 2024, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 13,307,119 and to allocate the remaining unappropriated earnings as of December 31, 2023 to increase a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

10. Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties as of the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:
Termoeléctrica José de San Martín S.A.	06-30-2023	-	-	-	-
	06-30-2023	450	-	-	-
	12-31-2023	410	-	-	-
Distribuidora de Gas Cuyana S.A.	06-30-2024	67,987	3,952,813	-	1,072,849
	06-30-2023	28,864	3,791,717	-	1,074,118
	12-31-2023	80,218	8,190,492	-	509,742
Distribuidora de Gas del Centro S.A.	06-30-2024	-	-	-	-
	06-30-2023	28,864	-	-	85,771
	12-31-2023	80,308	-	-	-
Inversora de Gas del Centro S.A.	06-30-2024	-	-	-	-
	06-30-2023	-	-	-	-
	12-31-2023	-	-	5,257,529	-
Energía Sudamericana S.A.	06-30-2024	-	-	-	-
	06-30-2023	75,933	-	-	-
	12-31-2023	78,244	-	-	-
Related companies:
RMPE Asociados S.A.	06-30-2024	1,023	2,900,552	62,724	-
	06-30-2023	803	3,004,605	-	-
	12-31-2023	1,280	5,900,357	-	-
Total	06-30-2024	69,010	6,853,365	62,724	1,072,849
	06-30-2023	134,914	6,796,322	-	1,159,889
	12-31-2023	240,460	14,090,849	5,257,529	509,742

Balances and transactions with shareholders

As of June 30, 2024 and as of December 31, 2023, there is a balance with shareholders of 1,540,243 and 34,279, respectively, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the six-month periods ended June 30, 2024 and 2023 the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

During the six-month period ended June 30, 2024, the Group sold 2,84% of its shareholding in controlled companies, without such implying the loss of control over such companies. As per IFRS 10, the effects of such transaction were directly recognized in equity.

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CENTRAL PUERTO S.A.

11. Contracts, acquisitions and agreements

11.1. Acquisition of equity interest in AbraSilver Resource Corp.

On April 22, 2024, Proener S.A.U. entered into a shares subscription agreement for a 4% interest in the capital stock of AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market), which is the owner of the silver-gold project Diablillos located in the Northwest region of Argentina. The price of the transaction amounted to 10,000,000 Canadian dollars. The investment is valued at fair value at the end of the reporting period and classified under the item “Other Financial Assets - Non-Current”.

11.2. San Carlos Solar Power Station

During 2022, within the framework of MEyM Resolution No. 281/2017, the Company was awarded the project “Parque Solar San Carlos” (solar power station) for a 10 MW power. This project will be built in San Carlos, Salta province. On March 27, 2024, the agreements for the construction of the solar farm were signed with the Chinese company Shanghai Electric Power Construction Company Ltd. Argentina.

11.3. Granted guarantees

The Group has posted a bank guarantee to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 150,499.

On March 19, 2009, the Group entered into a pledge agreement with the former Secretariat of Energy to secure its obligations in favor of FONINVEMEM trusts by virtue of the operation and maintenance agreement of the Timbúes and Manuel Belgrano power stations, by which it pledged as a collateral 100% of the shares in TSM and TMB.

On the other hand, shares acquired by the Group in Central Costanera S.A. have a pledge for which the Group will follow the procedure to achieve its extinguishment.

Regarding the agreement described in Note 7.3.12 and 7.3.13, the Group has granted T-BILLs as compliance guarantee, which are included under non-current other financial assets.

Likewise, the Group entered into various guaranteed agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a) to the consolidated financial statements for the year ended December 31, 2023, already issued and in Notes 7.3.1, 7.3.3, 7.3.4, 7.3.5, 7.3.6, 7.3.8, 7.3.9, 7.3.10 and 7.3.11.

12. Tax integral inflation adjustment

Pursuant to Law no. 27,468, modified by Law no. 27,430 to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as of its effective date, the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

At December 31, 2019 and during the following fiscal years, such conditions have been already met. Consequently, the current and deferred income tax have been booked in the fiscal year ended December 31, 2019 including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

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CENTRAL PUERTO S.A.

13. Measures in the Argentine economy

On December 10, 2023, new government authorities took office, which authorities issued a series of measures among whose main objectives the following stand out: flexibility of regulations for economic development, reduction of expenses towards reducing fiscal deficit, reduction of subsidies, among others. Within the context of the new government, there was a significant devaluation of the Argentine peso which was reflected on the official exchange rate.

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. As from April 1, 2021, through Communication “A” 7230, BCRA decided to establish at the equivalent of USD 2 million the maximum amount per calendar month whereby the debtor would access the foreign exchange market for repaying the indebtedness described in point 7 of Communication “A” 7106, operating until December 31, 2021 (successively extended until December 31, 2023 through BCRA Communications “A” 7466 and 7621). Since December 31, 2023, the provisions on point 7 of Communication “A” 7106 (as amended and extended) have had no more effects. The effects of this regulation for the Company are described in Notes 7.3.3 and 7.3.10.

As of the issuance date of these financial statements, after the new authorities took office on December 10, 2023, the restrictions for the payment of imports with customs entry record prior to December 13, 2023 were reduced, while other BCRA restrictions to access to the Unique and Free Exchange Rate Market and to operate in the exchange rate market are kept.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2023 the applicable scale was the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount. Meanwhile, for fiscal year 2024 the applicable scale is the following: 25% up to an accumulated taxable net income of 102.3 million Ps.; 30% for the excess of such amount up to 347 million Ps.; and 35% for the excess of such amount.

31

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Passing of Law No. 27742 “Law of Bases”

On June 28, 2024, Law No. 27742 (“Law of Bases”) was passed, which Law came into force after its enactment by the Executive Power.

Regarding energy, the Law of Bases modifies laws that form the regulatory framework of hydrocarbons, natural gas, biofuels, electricity, among others. These changes are projected with the aim of rearranging the relationship between the government and the market so as to give predominance to private initiatives in order to gain in competitive terms and maximize the rent obtained.

In this regard, the Law of Bases enables the Executive Power to modify the Laws No. 15336 on Electrical Energy and No. 24065 on the Regulatory Framework of Electric Energy, by guaranteeing the following bases:

–	Free international trade of electricity.

–	Free trade, competition and expansion of markets, and the possibility for the final user to choose the supplier.

–	A clear establishment of the different items to be paid by the final user.

–	The development of electricity transportation infrastructure through open, transparent, efficient and competitive mechanisms.

–	The review of administrative structures of the electricity sector, modernizing and professionalizing them.

The Law of Bases combines the gas and electricity regulators (ENRE and Enargas) in one National Gas and Electricity Regulatory Entity, which shall have the same functions as the current ones.

14. Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

The profits that are distributed to human persons of Argentina and abroad and foreign legal entities are subject to a withholding of 7% as dividend tax, to the extent that such profits correspond to fiscal years closed after December 31, 2017.

In addition, certain loan agreements establish requirements to distribute dividends (see Notes 7.3.1, 7.3.4, 7.3.5, 7.3.6 and 7.3.10).

32

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

 EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2024 AND AS OF DECEMBER 31, 2023

	06-30-2024
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Lands and buildings	349,264,694	2,369,731	29,596	-	351,664,021
Electric power facilities	1,548,196,492	7,404,029	2,781,058	-	1,558,381,579
Wind turbines	382,366,001	-	-	-	382,366,001
Gas turbines	42,038,508	-	-	-	42,038,508
Construction in progress	157,237,858	49,354,256	(2,966,308)	-	203,625,806
Other	70,593,290	183,000	155,654	(95,786)	70,836,158
Total 06-30-2024	2,549,696,843	59,311,016	-	(95,786)	2,608,912,073

	06-30-2024					12-31-2023
	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Lands and buildings	43,710,509	5,165,262	-	48,875,771	302,788,250	305,554,212
Electric power facilities	859,965,795	34,690,324	-	894,656,119	663,725,460	688,230,698
Wind turbines	82,772,027	9,627,757	-	92,399,784	289,966,217	299,593,965
Gas turbines	-	-	-	-	42,038,508	42,038,510
Impairment of gas turbines	13,458,820	-	-	13,458,820	(13,458,820)	(13,458,821)
Impairment of electric power facilities, lands and buildings, construction in progress and others (1)	130,261,938	(2,332,371)	-	127,929,567	(127,929,567)	(130,261,936)
Construction in progress	-	-	-	-	203,625,806	157,237,870
Other	55,172,398	803,281	(88,668)	55,887,011	14,949,147	15,420,853
Total 06-30-2024	1,185,341,487	47,954,253	(88,668)	1,233,207,072	1,375,705,001	1,364,355,351

(1)	See note 2.3.8. to the issued financial statements as at December 31, 2023.

33

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF JUNE 30, 2024 AND AS OF DECEMBER 31, 2023

	06-30-2024						12-31-2023
	Cost	Amortization and impairment
	at the beginning
	and At the	At the			At the	Net book	Net book
	end	beginning	%	Charges	end	value	value
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000
Concession right	272,495,432	271,075,266	3,3	946,777	272,022,043	473,389	1,420,166
Transmission lines and electrical substations for wind farms impairment	22,262,813	6,184,940	5	558,595	6,743,535	15,519,278	16,077,873
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	136,569,173	106,169,829	(1)	-	106,169,829	30,399,344	30,399,344
BL contracts impairment (2)	-	19,212,727	5	-	19,212,727	(19,212,727)	(19,212,727)
Total 06-30-2024	431,327,418	402,642,762		1,505,372	404,148,134	27,179,284	28,684,656

(1)	Related to turbogas supply agreement.
(2)	See note 2.3.8. to the issued financial statements as at December 31, 2023.

34

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2024 AND AS OF DECEMBER 31, 2023

	06-30-2024						12-31-2023
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000
ASSETS
Non-current
Inventories	7,347,709	-	-		-	7,347,709	7,347,707
Trade and other receivables
Allowance for doubtful accounts - Trade receivables	70,917	26,583	(32,082	)(1)	-	65,418	70,917
Total 06-30-2024	7,418,626	26,583	(32,082)		-	7,413,127
Total 12-31-2023	6,156,905	1,345,237	(37,830	)(1)	(45,686)		7,418,626
LIABILITIES
Provisions
Current
Provision for lawsuits and claims	2,919,791	823,710	(1,310,279	)(1)	(21,884)	2,411,338	2,919,791
Total 06-30-2024	2,919,791	823,710	(1,310,279)		(21,884)	2,411,338
Total 12-31-2023	258,171	2,945,629	(244,973	)(1)	(39,036)		2,919,791

(1)	Income (loss) for exposure to change in purchasing power of currency for the year.

35

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE SIX-MONTH PERIODS AND THREE-MONTH PERIODS

ENDED JUNE 30, 2024 AND 2023

	6 months		3 months
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Inventories and biological assets at beginning of each period	199,408,202	132,989,250	207,458,768	139,083,184
Acquisition of biological assets	-	1,882,586	-	1,882,586
Purchases and operating and forest production for each period:
– Purchases	35,703,365	26,230,425	24,963,168	15,510,187
– Operating expenses (Exhibit H)	141,598,844	153,289,651	68,787,059	88,788,807
– Forest production (Exhibit H)	4,248,763	5,148,220	2,007,970	3,107,173
– Forest growth and revaluation of biological assets	15,432,381	9,746,733	6,827,291	4,219,878
	196,983,353	194,415,029	102,585,488	111,626,045
Inventories and biological assets at the end	(215,927,774)	(144,952,272)	(215,927,778)	(144,952,272)
Total sales costs	180,463,781	184,334,593	94,116,478	107,639,543

36

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF JUNE 30, 2024 AND AS OF DECEMBER 31, 2023

	06-30-2024					12-31-2023
		Currency and amount	Effective exchange		Book		Currency and amount	Book
Account		(in thousands)	rate(1)		value		(in thousands)	value
					ARS 000			ARS 000
NON-CURRENT ASSETS
Trade and other receivables	USD	162,201	911.75	(2)	147,886,928	USD	191,195	277,889,640
Other financial assets	USD	47,014	909.00		42,735,726	USD	46,796	67,759,306
					190,622,654			345,648,946
CURRENT ASSETS
Cash and cash equivalents	USD	3,644	909.00		3,312,396	USD	14,046	20,338,315
	EUR	2	973.18		1,946	EUR	2	3,198
Other financial assets	USD	80,752	909.00		73,403,568	USD	66,180	95,828,666
Trade and other receivables	USD	118,137	911.75	(2)	107,711,410	USD	105,677	153,594,349
	USD	20,884	909.00		18,983,556	USD	18,607	26,942,547
					203,412,876			296,707,075
					394,035,530			642,356,021
NON-CURRENT LIABILITIES
Loans and borrowings	USD	352,038	912.00		321,058,656	USD	363,490	528,286,473
Trade and other payables	USD	1,962	912.00		1,789,281	-	-	-
Provisions	USD	1,183	912.00		1,078,896	USD	2,319	3,370,371
					323,926,833			531,656,844
CURRENT LIABILITIES
Loans and borrowings	USD	46,189	912.00		42,124,368	USD	60,002	87,205,060
Trade and other payables	USD	67,130	912.00		61,222,560	USD	38,950	56,608,851
	EUR	2,296	978.67		2,247,020	EUR	1,532	2,464,141
	SEK	1,767	86.77		153,319	SEK	202	29,420
					105,747,267			146,307,472
					429,674,100			677,964,316

USD: US dollar.

EUR: Euro.

SEK: Swedish Crown.

(1)	At the exchange rate prevailing as of June 30, 2024 as per the Argentine National Bank.
(2)	At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of June 30, 2024 as per the Argentine Central Bank.

37

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

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EXHIBIT H

1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2024 AND 2023

	6 months
	01-01-2024 to 06-30-2024				01-01-2023 to 06-30-2023
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Compensation to employees	36,192,421	366,948	12,002,607	48,561,976	32,473,966	579,222	10,694,616	43,747,804
Other long-term employee benefits	5,787,001	-	574,337	6,361,338	2,010,410	-	340,046	2,350,456
Depreciation of property, plant and equipment	47,484,093	70,360	399,800	47,954,253	51,864,339	45,895	1,141,391	53,051,625
Amortization of intangible assets	1,505,372	-	-	1,505,372	5,422,391	-	-	5,422,391
Purchase of energy and power	1,389,172	-	-	1,389,172	822,518	-	-	822,518
Fees and compensation for services	8,487,699	529,104	9,143,386	18,160,189	7,533,095	562,589	8,293,594	16,389,278
Maintenance expenses	19,915,734	-	87,433	20,003,167	19,414,106	-	98,147	19,512,253
Consumption of materials and spare parts	7,256,669	-	-	7,256,669	21,709,699	65,690	-	21,775,389
Insurance	10,222,014	1,160	31,715	10,254,889	9,346,424	105,050	28,760	9,480,234
Levies and royalties	2,184,448	-	-	2,184,448	1,805,460	-	-	1,805,460
Taxes and assessments	509,414	1,212	2,118,481	2,629,107	344,196	4,860	1,812,627	2,161,683
Tax on bank account transactions	41,342	-	2,401,496	2,442,838	43,239	-	2,647,138	2,690,377
Forest production services	-	3,242,295	82	3,242,377	-	3,703,750	2,055	3,705,805
Others	623,465	37,684	652,768	1,313,917	499,808	81,164	442,860	1,023,832
Total 06-30-2024	141,598,844	4,248,763	27,412,105	173,259,712
Total 06-30-2023					153,289,651	5,148,220	25,501,234	183,939,105

38

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H

2 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2024 AND 2023

	3 months
	01-04-2024 to 06-30-2024				01-04-2023 to 06-30-2023
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Compensation to employees	17,675,617	186,593	5,885,371	23,747,581	18,840,925	353,990	6,180,252	25,375,167
Other long-term employee benefits	2,545,541	-	252,635	2,798,176	916,122	-	151,484	1,067,606
Depreciation of property, plant and equipment	21,828,692	47,317	16,439	21,892,448	27,937,897	25,714	815,051	28,778,662
Amortization of intangible assets	515,992	-	--	515,992	2,305,431	-	-	2,305,431
Purchase of energy and power	797,699	-	--	797,699	353,236	-	-	353,236
Fees and compensation for services	4,728,454	264,933	3,269,025	8,262,412	3,667,622	202,759	4,649,995	8,520,376
Maintenance expenses	10,507,235	-	46,660	10,553,895	10,921,584	-	71,423	10,993,007
Consumption of materials and spare parts	3,893,526	-	--	3,893,526	18,941,513	11,324	-	18,952,837
Insurance	4,373,067	714	(39,942)	4,333,839	3,526,612	47,563	(85,881)	3,679,857
Levies and royalties	1,213,403	-	-	1,213,403	741,135	-	-	741,135
Taxes and assessments	264,796	1,178	1,137,181	1,403,155	176,313	2,868	1,177,742	1,356,923
Tax on bank account transactions	18,041	-	1,019,555	1,037,596	20,111	-	1,475,307	1,495,418
Forest production services	-	1,486,747	-	1,486,747	-	2,423,258	2,055	2,425,313
Others	424,996	20,488	494,447	939,931	440,306	39,697	210,894	690,897
Total 06-30-2024	68,787,059	2,007,970	12,081,371	82,876,400
Total 06-30-2023					88,788,807	3,107,173	14,648,322	106,735,865

39

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the six-month period ended June 30, 2024

	6 months		3 months
	Unaudited		Unaudited
	01-01-2024 to 06-30-2024	01-01-2023 to 06-30-2023	04-01-2024 to 06-30-2024	04-01-2023 to 06-30-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Revenues	192,227,414	185,104,379	100,370,753	92,645,423
Cost of sales	(114,725,780)	(129,468,887)	(61,398,030)	(74,221,250)
Gross income	77,501,634	55,635,492	38,972,723	18,424,173
Administrative and selling expenses	(22,326,038)	(19,390,644)	(10,461,228)	(10,097,538)
Other operating income	40,099,028	105,404,370	15,950,427	58,677,361
Other operating expenses	(16,620,381)	(1,293,377)	(16,350,431)	(1,239,887)
Operating income	78,654,243	140,355,841	28,111,491	65,764,109
Loss on net monetary position	(86,928,990)	(100,868,056)	(21,813,766)	(43,909,417)
Finance income	6,349,898	58,648,129	3,105,451	27,083,308
Finance expenses	(32,605,819)	(57,949,145)	(15,320,765)	(30,648,993)
Share of the profit of associates and subsidiaries	53,606,869	(6,876,792)	12,285,864	8,156,106
Income before income tax	19,076,201	33,309,977	6,368,275	26,445,113
Income tax for the period	15,034,486	(15,146,802)	(358,500)	(8,966,974)
Net income for the period	34,110,687	18,163,175	6,009,775	17,478,136
Total comprehensive income for the period	34,110,687	18,163,175	6,009,775	17,478,139
– Basic and diluted earnings per share (ARS)	22.70	12.07	3.99	11.61

40

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

as at June 30, 2024

		06-30-2024	12-31-2023
	Notes	Unaudited	Audited
Assets		ARS 000	ARS 000
Non-current assets
Property, plant and equipment		676,755,461	655,152,010
Intangible assets		11,660,004	12,606,781
Investment in associates		63,069,264	62,352,905
Investment in subsidiaries	Exhibit C	714,597,399	618,403,809
Inventories		10,170,741	10,753,236
Other non-financial assets		69,124	290,058
Trade and other receivables		143,156,893	265,626,824
Other financial assets		1,285,653	1,555,801
		1,620,764,539	1,626,741,424
Current assets
Inventories		13,788,091	10,935,247
Other non-financial assets		7,125,746	10,170,034
Trade and other receivables		156,778,160	203,004,947
Other financial assets		18,356,470	68,713,070
Cash and cash equivalents		142,328	2,140,224
		196,190,795	294,963,522
Total assets		1,816,955,334	1,921,704,946
Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		445,115,856	445,115,856
Legal reserve		87,483,992	74,176,873
Voluntary reserve		622,563,545	622,563,545
Other equity accounts		(33,904,191)	(40,500,960)
Voluntary reserve for future dividends distribution		371,646,886	131,810,588
Retained earnings		34,202,188	266,099,239
Total equity		1,528,622,298	1,500,779,163
Non-current liabilities
Trade and other payables		1,789,281	-
Other non-financial liabilities		27,198,521	48,108,219
Loans and borrowings		108,155,673	179,130,412
Compensation and employee benefits liabilities		5,063,296	3,600,806
Deferred income tax liabilities		48,590,936	64,701,617
		190,797,707	295,541,054
Current liabilities
Trade and other payables		51,465,545	48,952,631
Other non-financial liabilities		26,077,086	39,042,088
Loans and borrowings		7,281,188	16,762,401
Compensation and employee benefits liabilities		11,946,092	16,503,724
Income tax payable		-	3,964,367
Provisions		765,418	159,518
		97,535,329	125,384,729
Total liabilities		288,333,036	420,925,783
Total equity and liabilities		1,816,955,334	1,921,704,946

41

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS

for the six-month period ended June 30, 2024

	06-30-2024	06-30-2023
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	19,076,201	33,309,977
Adjustments to reconcile income for the year before income tax to net cash flows:
Depreciation of property, plant and equipment	25,563,931	28,498,182
Amortization of intangible assets	946,777	4,869,138
Disposal of property, plant and equipment	-	(344,077)
Interest earned from customers	(15,473,489)	(25,084,653)
Finance income	(6,349,898)	(58,648,129)
Finance expenses	32,605,819	57,949,145
Share of the profit of associates and subsidiaries	(53,606,869)	6,876,792
Movements in provisions and long-term employee benefit plan expense	4,520,246	2,358,229
Foreign exchange difference for trade receivables	(23,742,111)	(79,591,292)
Net effect CAMMESA agreement (Note 1.2.c)	(6,663,216)	-
Loss on net monetary position	56,372,272	82,055,834
Working capital adjustments:
Decrease in trade and other receivables	14,743,150	29,171,606
(Increase) Decrease in other financial, non-financial assets and inventories	(2,021,066)	7,874,108
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(20,178,798)	(14,857,495)
Trade and tax interests paid	(332,867)	(593,456)
Interest received	15,961,459	19,451,764
Income tax paid	(8,186,895)	(24,328,917)
Insurance recovery collected	-	212,132
Net cash flows provided by operating activities	33,234,646	69,178,888
Investing activities
Purchase of property, plant and equipment	(36,866,880)	(7,609,229)
Interest received from loans granted	-	194,295
Dividends collected	6,840,604	6,457,134
Acquisition of available-for-sale financial assets, net	25,076,005	(2,888,788)
Capital contributions to subsidiaries	(486,435)	(3,873,528)
Sale of property, plant and equipment	-	328,198
Net cash flows used in investing activities	(5,436,706)	(7,391,918)
Financing activities
Bank and investment accounts overdrafts paid, net	3,017,966	(9,358,053)
Dividends paid	(12,179,870)	(3,751,714)
Loans and other financial debts received	53,701,048	-
Loans and other financial debts paid	(59,612,652)	(33,145,833)
Interest and other financial costs paid	(13,741,824)	(13,556,435)
Net cash flows used in financing activities	(28,815,332)	(59,812,035)
(Decrease) Increase in cash and cash equivalents	(1,017,392)	1,974,935
Exchange difference and other financial results	(172,950)	647,717
Monetary results effect on cash and cash equivalents	(807,554)	(2,319,675)
Cash and cash equivalents as of January 1	2,140,224	1,465,150
Cash and cash equivalents as of June 30	142,328	1,768,127

42

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

1. Basis of presentation of the separate financial statements

1.1. Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2. Basis for presentation

These separate financial statements for the six-month period ended June 30, 2024 were prepared by applying NIIF.

When preparing these separate financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached consolidated financial statements for the six-month period ended June 30, 2024.

43

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF JUNE 30, 2024 AND AS OF DECEMBER 31, 2023

	06-30-2024								12-31-2023
						Value obtained
		Face		Cost	Listed	by the equity	Share of profit	Book	Book
Name and characteristics of securities and issuers	Class	value	Number	value	price	method	of subsidiaries	value	value
INVESTMENT IN SUBSIDIARIES				ARS 000		ARS 000	ARS 000	ARS 000	ARS 000
Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	1,175,110	215,510	1,175,110	1,086,374
CP Renovables S.A.	1 vote	1	1,475,478,904	1,475,479	Unlisted	119,778,563	25,662,693	119,778,563	94,115,869
Proener S.A.U.	1 vote	1	75,249,477,849	75,249,478	Unlisted	477,895,020	5,104,124	477,895,020	435,623,212
Vientos La Genoveva S.A.U.	1 vote	1	1,647,178,361	1,647,178	Unlisted	70,264,331	12,313,688	70,264,331	57,922,957
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,294	Unlisted	45,373,312	7,376,531	45,373,312	29,654,006
Puerto Energía S.A.U.	1 vote	1	120,200,000	120,200	Unlisted	111,063	(15,336)	111,063	1,391
							50,657,210	714,597,399	618,403,809

	Latest available financial information
		Capital	(Loss)		Direct and indirect
Name and characteristicsof securities and issuers	Date	stock	Income	Equity	equity interest %
INVESTMENT IN SUBSIDIARIES		ARS 000	ARS 000	ARS 000
Central Vuelta de Obligado S.A.	06/30/2024	500	543,458	2,091,315	56.19%
CP Renovables S.A.	06/30/2024	1,698,772	29,546,388	140,100,414	90.00%
Proener S.A.U.	06/30/2024	75,249,478	5,195,625	478,017,150	100.00%
Vientos La Genoveva S.A.U.	06/30/2024	1,647,178	12,467,091	65,375,547	100.00%
Vientos La Genoveva II S.A.U.	06/30/2024	498,294	6,560,169	43,339,279	100.00%
Puerto Energía S.A.U.	06/30/2024	120,200	(15,336)	111,063	100.00%

44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 3, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

45